Splash Beverage Group, Inc.

1112 N. Flagler Drive

Fort Lauderdale, FL 33304

(954) 648-7238

June 17, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Re:	Splash Beverage Group, Inc.
Registration Statement on Form S-1
Filed June 12, 2026
File No. 333-296755

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Splash Beverage Group, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 9:00 am, Eastern Time on Monday, June 22, 2026, or as soon thereafter as may be practicable.

Please direct any questions concerning this letter to Constantine Christakis, Esq. or Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-302-6158, cchristakis@nasonyeager.com, or 561-644-2222, mharris@nasonyeager.com.

Sincerely,

Splash Beverage Group, Inc.

By:	/s/Martin Scott
Martin Scott, Interim Chief Financial Officer